UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities and Exchange Act of 1934

August 1, 2017

Commission File Number: 333 - 217939

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. to its shareholders as of August 1, 2017.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “Update on Ongoing Investigation into Misconduct Allegations” dated August 1, 2017.
Exhibit 2	Press Release entitled “British American Tobacco p.l.c. (the “Company”) - Voting Rights and Capital” dated August 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Bridget Creegan
Name: Bridget Creegan
Title: Assistant Secretary

Date:  August 1, 2017